Filed by BW LPG Limited Pursuant to Rule 425 Under The Securities Act of 1933 Subject Company: Dorian LPG Ltd. Commission File Number: 001-36437

FOR IMMEDATE RELEASE

BW LPG Proposes to Combine with Dorian

in All-Stock Transaction Valued AT USD $1.1 Billion

•	Dorian Shareholders Would Benefit from Immediate Premium, Significant Free Cash Flow Accretion and 45% Ownership of Larger Company with Expanded Investor Attention and Enhanced Trading Liquidity as a Result of Greater Market Capitalization

•	Dorian and BW LPG Shareholders to Benefit From Stronger Credit Profile and Combined Scale
•	Larger Combined Fleet with Better Geographical Coverage to Drive Value for Customers

•	Combined Company’s Shares to be Dual-Listed on New York Stock Exchange (NYSE) and Oslo Stock Exchange (OSE)

•	BW LPG to Host Conference Call to Discuss Q1 2018 Earnings Results and Proposed Transaction on Wednesday, May 30, 2018 at 14:00 hrs CET, 08:00 hrs EDT and 20:00 hrs SGT

(Oslo, May 29, 2018) BW LPG Limited (“BW LPG”, the “Company”, OSE ticker code: “BWLPG”) today announced a proposal to combine with Dorian LPG Ltd. (“Dorian”) (NYSE: LPG) in an all-stock transaction. Dorian shareholders would receive 2.05 BW LPG shares for each Dorian share. Pursuant to the proposed transaction, BW LPG intends to dual-list on the New York Stock Exchange (“NYSE”) such that Dorian shareholders would receive at closing NYSE listed BW LPG shares, representing in the aggregate 45% of the combined company at the completion of the transaction. The proposal is supported by BW Group, which owns 14.2% of Dorian and approximately 45% of BW LPG.

BW LPG’s proposal to acquire Dorian represents a value of USD $7.86 per share of Dorian common stock based on BW LPG’s closing share price of NOK 31.42 on May 28, 20181. The total equity value of the transaction is approximately USD $441 million on a NAV to NAV basis and the total enterprise value is USD $1.1 billion, including the assumption of net debt. The proposal represents a premium of 13% to the closing Dorian share price on May 25, 2018 of USD $6.96 per share; a premium of 15% to the long-term historical exchange ratio of Dorian and BW LPG since Dorian’s IPO; and an EV to EBITDA multiple of 13.9x based on reported LTM EBITDA to December 31, 2017.

BW LPG Chief Executive Officer, Martin Ackermann, said, “Our proposal represents a unique and compelling opportunity to maximize value for both Dorian and BW LPG shareholders. Combining Dorian’s high quality fleet and operating platform with BW LPG’s vessels and expertise would create a larger combined fleet with better geographical coverage to drive value for our customers. Our proposal also provides Dorian shareholders with the opportunity to benefit from ownership of a larger company with enhanced trading liquidity that is better positioned for long-term growth and success.”

Andreas Sohmen-Pao, Chairman of BW LPG and BW Group, commented, “We think highly of Dorian’s fleet, management and operating principles. The proposed combination would advance our vision to be a great shipping company, creating long-term value for our customers and shareholders.”

Strategic and Financial Benefits

•	Creates Industry-Leading Operator. Dorian brings a sizeable fleet of modern assets with an average vessel age of 3.9 years to BW LPG’s strong fleet that would provide enhanced capabilities to serve customers more efficiently. Together, Dorian and BW LPG would be a leading owner and operator of modern VLGCs, with 73 total vessels in its fleet including 70 VLGCs, and 3 LGCs, with an aggregate fleet capacity of 6.0 million cubic meters.

1 Represents NOK/USD exchange rate of 8.193

•	Enhances Financial Flexibility. The combination of Dorian and BW LPG would result in a company with an enhanced credit profile and the financial flexibility to make strategic investments across market cycles and an enhanced growth profile compared to either company’s standalone position. The transaction would build upon BW LPG’s strong capital structure and track record of effective capital deployment through strategic acquisitions, investment in organic initiatives and returning capital to shareholders.

•	Creates Value for Customers. The transaction would create a larger combined fleet with better geographical coverage to increase value for customers.

•	Provides Free Cash Flow Accretion and Substantial Operational and Financial Synergies. The Company expects the transaction would generate significant free cash flow accretion to Dorian shareholders and substantial financial and operational synergies that are conservatively estimated at USD $15 million of annual run-rate savings. These synergies would drive meaningful value creation for shareholders of the combined company through higher pro forma earnings in excess of what the two companies could achieve as standalone entities.

Approvals

The proposal was unanimously approved by the BW LPG Board of Directors and the Company is prepared to engage expeditiously in order to complete a transaction that would benefit both BW LPG and Dorian shareholders.

BW LPG’s proposal to acquire Dorian would require BW LPG shareholder approval by a simple majority of votes cast and has already received support for the proposed combination from BW LPG’s single largest shareholder, BW Group.

Letter to Dorian

Below is the text of a letter that was sent on May 29, 2018 to John Hadjipateras, Chairman, President and Chief Executive Officer of Dorian.

May 29, 2018

Mr. John Hadjipateras
Chairman, President and Chief Executive Officer
Dorian LPG Ltd.

c/o Dorian LPG (USA) LLC
27 Signal Road

Stamford, Connecticut 06902

Dear John:

Thank you for taking the time to speak with me earlier today. I write to follow up on that conversation and to propose a combination of Dorian LPG Ltd. (“Dorian”) and BW LPG Limited (“BW LPG”), a transaction that we believe represents a unique and compelling opportunity to maximize value for our respective shareholders.

We think highly of Dorian’s fleet, management and operating principles. We share your vision to build a high quality LPG shipping fleet and agree with Dorian’s publicly-stated views regarding the strategic and financial benefits of industry consolidation. We believe a combination would provide our respective shareholders with the opportunity to own a larger, stronger company in the midst of challenging industry conditions.

On behalf of the BW LPG board of directors, I am pleased to present this proposal for a combination of BW LPG and Dorian, in a transaction in which Dorian shareholders would receive 2.05 BW LPG shares for each Dorian share. Under our proposal, BW LPG would undertake a dual-listing of its shares on the New York Stock Exchange (“NYSE”) such that Dorian shareholders would receive NYSE-listed BW LPG shares, representing in the aggregate 45% of the combined company at the completion of the transaction.

Based on BW LPG’s share price of NOK31.42, and an NOK/USD$ exchange rate of 8.193, our proposal values each Dorian share at USD $7.86, which represents:

•	A premium of 13% to the closing Dorian share price on May 25, 2018 of USD $6.96 per share;
•	A premium of 15% to the long-term historical exchange ratio of Dorian and BW LPG since Dorian’s IPO;
•	An enterprise value of USD $1.1 billion, which, based on reported LTM EBITDA to December 31, 2017, represents an EV to EBITDA multiple of 13.9x; and
•	An equity value of USD $441 million, which, based on our estimate of Dorian’s current net asset value (“NAV”), represents a combination on a NAV to NAV basis.

This proposal would provide Dorian’s shareholders with the opportunity to receive equity ownership in a larger and stronger liquefied petroleum gas shipping company, with the ability to enjoy a number of long-term benefits from the merged company’s enhanced profile, including:

•	A larger combined fleet with better geographical coverage will provide increased value for our customers;
•	Significant free cash flow accretion to Dorian shareholders;
•	A stronger credit profile that provides the financial flexibility to pursue an enhanced growth trajectory relative to Dorian’s standalone strategy;
•	Substantial financial and operational synergies through the combination of the two companies; and
•	Expanded investor attention and enhanced trading liquidity as a result of greater market capitalization.

The synergies mentioned above will drive meaningful value creation for shareholders through higher pro forma earnings for the combined company in excess of what we each could achieve separately. We intend to work with you to optimize the structure and operations of the combined company to maximize the synergy potential for the benefit of all stakeholders of the combined company.

Our proposal is based on our assessment of Dorian’s NAV and assumes Dorian has a total of 56.2 million shares on a fully diluted basis, based on Dorian’s public SEC filings. While our proposal has been carefully considered, it is based on a review of public information and our knowledge of Dorian and the industry. Accordingly, this proposal is subject to completion of a customary confirmatory due diligence, which we are confident we can complete in an expeditious manner.

Completion of the transaction will require BW LPG shareholder approval by a simple majority of votes cast to authorize the increase in BW LPG share capital to effect the issuance of new shares. We are confident that such shareholder approval will be attainable given the extremely strong strategic merits of the combination and support of the transaction from BW Group, an approximately 45% shareholder of BW LPG. Completion of the transaction will also be subject to customary closing conditions, including approval by Dorian’s shareholders and receipt of applicable regulatory approvals.

We would have preferred to present this proposal to you and to the Dorian board of directors confidentially. However, as you will appreciate, in compliance with regulatory obligations, BW Group, as a Schedule 13D filing shareholder of Dorian, must make public promptly the fact that BW LPG has approached you concerning this potential combination. As a result, BW Group is required to, and will, promptly file an amendment to its Schedule 13D disclosing our preliminary discussion and the proposal we are hereby making. We therefore also intend to issue a press release concerning these communications.

This proposal is an expression of our interest only, and does not create any legally binding obligation. No such obligation will arise unless and until execution and delivery of mutually acceptable definitive documentation by the parties thereto.

In closing, we feel strongly that a combination of Dorian and BW LPG would be an attractive transaction for both companies and would maximize value for our respective shareholders. We are fully committed to this combination, which has the full attention and unanimous support of our board of directors and senior management team, and have engaged legal and financial advisers in connection with this proposal.

We remain at your disposal to address any questions you or your board of directors may have. We appreciate your consideration and look forward to your response.

Sincerely,

Andreas Sohmen-Pao

Chairman of the Board of Directors

First Quarter 2018 Earnings Conference Call and Presentation

As previously announced on May 23, 2018, the Company will hold an investor presentation with Martin Ackermann (CEO) and Elaine Ong (CFO) to discuss its first quarter 2018 earnings release and its proposed combination with Dorian. The details are as follows:

Date: Wednesday, May 30, 2018

Time: Oslo, Norway 14:00 hrs CET

Time: New York, USA 08:00 hrs EDT

Time: Singapore, Singapore 20:00 hrs SGT

Confirmation Code: 88614737#

Country	Toll-Free	Toll
Norway	8006-2288
UK	0800-026-1542	+44 203-194-0569
USA	+1-855-824-5644	+1 646-722-4977

BW LPG also posted a presentation to its website regarding the potential combination that can be found on the investor relations portion of the Company’s website http://www.bwlpg.com/.

For further information, please contact:

Investor Contacts:

BW LPG

Elaine Ong, CPA, CA

Chief Financial Officer

BW LPG Limited

Tel: +65 6705 5506

MacKenzie Partners, Inc.
Paul R. Schulman / David Whissel / Bob Marese

Tel: +1 212-929-5364

Media Contacts:

Joele Frank, Wilkinson Brimmer Katcher

Andy Brimmer / Matthew Gross / Jeffrey Kauth

Tel: +1 212-355-4449

About BW LPG

BW LPG is the world's leading owner and operator of LPG vessels, owning and operating Very Large Gas Carriers (VLGC) and Large Gas Carriers (LGC) with a total carrying capacity of over 4 million cbm. With four decades of operating experience in LPG shipping and experienced seafarers and staff, BW LPG offers a flexible and reliable service to customers. More information about BW LPG can be found at www.bwlpg.com.

BW LPG is associated with BW Group, one of the world's leading shipping groups. BW's fleet of over 180 vessels includes oil tankers, LNG and LPG carriers, floating storage and regasification (FSRU) units, chemical tankers, dry cargo carriers and floating production storage and offloading (FPSO) units.

This information is subject to disclosure requirements pursuant to Sections 5-2 and 5-12 of the Norwegian Securities Trading Act.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding BW LPG Limited’s (“BW LPG”) proposed business combination transaction with Dorian LPG Ltd. (“Dorian”) (including the benefits, results, effects and timing of a transaction), all statements regarding BW LPG’s (and BW LPG’s and Dorian’s combined) expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements in this press release concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses or other financial items, and product or services line growth of BW LPG (and the combined businesses of BW LPG and Dorian), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of BW LPG based upon currently available information. Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from BW LPG’s expectations as a result of a variety of factors, including, without limitation, those discussed below. The forward–looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in BW LPG’s records and other data available from unrelated parties.

Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which BW LPG is unable to predict or control, that may cause BW LPG’s actual results, performance or plans with respect to Dorian to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in BW LPG’s filings with the Oslo Bors (the “Bors”) contained on BW LPG’s website.

Risks and uncertainties related to the proposed transaction with Dorian include, but are not limited to, uncertainty as to whether BW LPG will further pursue, enter into or consummate the transaction on the terms set forth in the proposal or on other terms, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, uncertainties as to the timing of the transaction, adverse effects on BW LPG’s stock price resulting from the announcement or consummation of the transaction or any failure to complete the transaction, competitive responses to the announcement or consummation of the transaction, the risk that regulatory or other approvals required for the consummation of the transaction are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Dorian’s businesses and operations with BW LPG's businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the transaction, unexpected costs, liabilities, charges or expenses resulting from the transaction, litigation relating to the transaction, the inability to retain key personnel, and any changes in general economic and/or industry specific conditions.

Many of these factors are beyond BW LPG’s control. BW LPG cautions investors that any forward-looking statements made by BW LPG are not guarantees of future performance. BW LPG disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Additional Information

This press release is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. Subject to future developments, BW LPG may file a registration statement and/or exchange offer documents with the Securities and Exchange Commission (the “SEC”) in connection with a possible business combination transaction with Dorian. BW LPG and Dorian shareholders should read those filings, and any other filings made by BW LPG with the SEC in connection with a possible business combination, if any, as they will contain important information. Those documents, if and when filed, may be obtained without charge at the SEC’s website at www.sec.gov.